                                                                 Exhibit (a)(13)


   ADDENDUM FOR EMPLOYEES IN GERMANY, ITALY, JAPAN, MEXICO, SPAIN AND TAIWAN


Tax Information

     This summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision. Generally, it is not expected that the return of your Eligible Options and Required Options and the grant of New Options should of itself be a taxable event.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.